
**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

May 25, 2017

Bradley Berman, Esq.
Morrison & Foerster LLP
250 West 55th Street
New York, NY 10019

Re: Alaia Market Linked Trust, Series 5-1
        Fundstrat Core SQuaT (Strategy, Quant, & Technicals) Portfolio
        File Nos. 333-217458 and 811-23095

Dear Mr. Berman:

        On April 25, 2017, you filed a registration statement on Form S-6 for Alaia Market
Linked Trust, Series 5-1 (the "Alaia trust"), consisting of a unit investment trust, Fundstrat Core
SQuaT (Strategy, Quant, & Technicals) Portfolio (the "Trust"). We have reviewed the
registration statement, and have provided our comments below. For convenience, we generally
organized our comments using headings, defined terms, and page numbers from the registration
statement. Where a comment is made in one location, it is applicable to all similar disclosure
appearing elsewhere in the registration statement.

PROSPECTUS

Overview (Page 3)

1.   This section states that the Trust invests in stocks of companies considered to be
fundamentally attractive "in sectors with economic and regulatory tail winds." Please explain
the meaning of "economic and regulatory tail winds" in this section. Also, the last sentence in
this section states that the portfolio consultant identified Fundstrat Global Advisors and its
methodology as the "reference asset" for the Trust. Please explain in this section why Fundstrat
Global Advisors and its methodology is the "reference asset" for the Trust, and what is meant by
"reference asset" in this context. For example, is the "reference asset" a benchmark that the
Fund tries to track, or does it have some other meaning?

Principal Investment Strategy (Page 3)

2.   The first sentence of this section states that the Trust will invest in a portfolio of stocks considered to be "fundamentally attractive." Please explain the meaning of "fundamentally attractive" in this section.

3.   This section also discloses that the Trust is "concentrated" in securities in the technology, financial, and consumer discretionary sectors, which represent 17.44%, 16.28%, and 15.12%, respectively, of the portfolio. In order to avoid confusion with the meaning of the term "concentrated" as it applies to Sections 8(b) and 13(a) of the Investment Company Act of 1940, please revise the disclosure stating that the Trust is "concentrated" to a different term or phrase (*e.g.*, "invests significantly"). Please make corresponding changes to the discussions of the Trust's principal risks.

4.   The tenth bullet point in the Principal Risks section states that the Trust may invest in the stocks of small- and mid-cap companies. If investments in these companies are a principal strategy, please add appropriate disclosure to the discussion of the Trust's principal investment strategies. We note that the "Portfolio Diversification" chart indicates that only 1.16% of the Trust's portfolio is expected to be invested in small-cap companies.

5.   The eleventh bullet point in the Principal Risks section discloses the Trust's exposure to risks associated with foreign securities markets. Explain to us whether this is indeed a principal risk, given that the "Portfolio Diversification" chart indicates that only 1.16% of the Trust's portfolio is expected to be invested in companies that are incorporated outside the United States. If this is a principal risk, please provide a corresponding investment strategy in this section regarding the Trust's foreign investments.

Selection of Portfolio Securities (Page 3)

6.   In the second sentence of this section, the disclosure states the Trust will select technology companies, particularly companies engaged in "old-tech," "industrial tech," "automation," and "productivity." Please provide a plain English description of these four terms. Also, the last sentence of the preceding paragraph states that the Trust's portfolio will concentrate in technology, financial and consumer discretionary sectors, while the second sentence of this section indicates that the Trust will concentrate in technology, resources (energy and materials), financial, and telecom sectors. Please revise this apparent inconsistency.

7.   The last sentence in the first paragraph of this section states that the stock selection process identifies the most attractive stocks based on "eight key factor groups." Using bullet points, please revise the disclosure in this paragraph to clearly identify and describe each of the eight key factor groups referenced by this sentence.

8.   The second paragraph of this section states that "[t]he final basket represents those stocks in the mentioned quintile of the S&P 500 that also fall within the mentioned sectors." Since the

Portfolio Diversification table on page 8 of the prospectus indicates that the Trust holds stocks in all eleven sectors of the S&P 500, rather than "mentioned sectors," please revise this section to provide an accurate description of the application of the security selection methodology. Please also explain in this paragraph how many stocks are selected for the final portfolio, and how the stocks are weighted (*e.g.*, market cap weighted, equal weighted).

9.   The last sentence of this section states that the selection methodology will identify stocks that "have the potential to outperform the S&P 500 over the medium term." Please explain the meaning of "medium term" in this section.

Principal Risks (Page 4)

10.   In the discussion of "Technology sector risk," please disclose separate discussions of the risks of investing in "old-tech," "industrial tech," "automation," and "productivity" technology companies.

Fees and Expenses Table (Page 9)

11.   Please provide us with a completed fee table as soon as possible.

Trust Portfolio (Page 10)

12.   Pages 10 through 12 of the prospectus provide a list of 86 companies. Are the companies listed on these pages the ones in which the Trust will invest? If so, please provide a cross-reference to these pages in the Principal Investment Strategy section (*e.g.*, the companies the Trust will invest in can be found on page 10). If not, please explain why these companies are listed in the prospectus.

GENERAL COMMENTS

13.   Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

14.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

15.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

* * * * * * *

In closing, we remind you that the Alaia trust and its sponsor are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

/s/ Edward P. Bartz

Edward P. Bartz
Senior Counsel